PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

February 28, 2018

Mr. Brian Morrison
Thornhill Securities, Inc.
336 South Congress Ave.
Suite 200
Austin, Texas 78704

Dear Brian:

Enclosed are five copies of the Report of the Independent Registered Public Accounting Firm and Independent Registered Public Accounting Firm's Review Report Regarding the Exemptive Provisions of Rule 15c3-3. Copies of the Report prepared by you, including our opinion and internal control report, should be sent certified or registered mail and be received by the following on or before March 1, 2018.

Securities and Exchange Commission (ONE COPY)
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Securities and Exchange Commission (ONE COPY)
Attention: Rose L. Romero, Regional Director
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

The Report should be signed by a corporate officer and have the signature notarized.

The Company must also electronically submit one copy to FINRA through the Firm Gateway annual audit electronic submission interface. The audit must be submitted to FINRA in Portable Document Format (PDF) on or before March 1, 2018. The PCAOB number for PMB Helin Donovan, LLP when submitting is #73.

Sincerely,

PMB Helin Donovan, LLP

Austin • Houston

Russell Bedford

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bldg. V, Suite 160	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ J. Brian Morrison _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ **Thornhill Securities, Inc.** _____, as of
_____ December 31, 2017 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____



Signature

President
Title



KATHRYN E KNAPP
Notary Public, State of Texas
Comm. Expires 05-23-2021
Notary ID 13114124-5

Kathryn E. Knapp
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Thornhill Securities, Inc.

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule

December 31, 2017

PMB Helin Donovan

THORNHILL SECURITIES, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Shareholders' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7

SUPPLEMENTAL SCHEDULE

I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3	14
The Thornhill Securities, Inc. Exemption Report	15

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION	16
Schedule of Assessment Payments on Form SIPC-7 as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission	18

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Thornhill Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc. as of December 31, 2017, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's Auditors since 2009.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required by Rule 17a-5(e)(4)(i) of the Securities Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing

PMB Helin Donovan

procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 28, 2018
Austin, Texas

THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	75,524
Receivable from clearing broker-dealer		5,400
Other receivables		16,137
Clearing deposit		100,000
Prepaid expenses, accounts receivable and other assets		45,622
Fixed assets, net		1,016
Total assets	$	243,699

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses	$	28,800
Accounts payable		21,273
Total liabilities		50,073
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 929,826 shares issued and outstanding		9,288
Additional paid in capital		2,024,301
Accumulated deficit		(1,839,963)
Total shareholders' equity		193,626
Total liabilities and shareholders' equity	$	243,699

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2017

Revenues		
Commissions	$	272,872
Revenue from sale of investment company shares		105,345
Fees for account supervision, investment advisory, and administrative services		172,015
Other revenue		41,625
Total revenues		591,857
Expenses		
Salaries and other employment costs		250,000
Other employee compensation and fees		426,625
Commissions paid to other broker-dealers		61,578
Regulatory fees and expenses		18,709
Other expenses		298,569
Total expenses		1,055,481
Loss from operations		(463,624)
Income tax expense		-
Net loss	$	(463,624)

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2017

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at January 1, 2017	354,661	$ 3,537	$ 1,640,053	$ (1,376,339)	$ 267,251
Issuances of common stock	575,165	5,752	384,248	-	390,000
Net loss	-	-	-	(463,624)	(463,624)
Balances at December 31, 2017	929,826	$ 9,288	$ 2,024,301	$ (1,839,963)	$ 193,626

See notes to the financial statements and report of independent registered public accounting firm.

THORNHILL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(463,624)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation expense		950
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		9,377
Other receivables		(16,137)
Prepaid expenses, accounts receivable and other assets		(17,784)
Accounts payable, accrued expenses		38,289
Net cash used in operating activities		(448,929)
Cash flows from investing activities:		
Purchases of fixed assets		(324)
Net cash used in investing activities		(324)
Cash flows from financing activities:		
Proceeds from issuances of common stock		390,000
Net cash provided by financing activities		390,000
Net decrease in cash		(59,253)
Cash and equivalents at beginning of year		134,777
Cash and equivalents at end of year	$	75,524

See notes to the financial statements and report of independent registered public accounting firm.

Note 1- Description of Business

Thornhill Securities, Inc. (the "Company") is a majority-owned subsidiary of Morr-BOC, LLC (the "Parent"). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

During 2013, a majority of the Company's stock was sold to the Parent by the Company's previous owners, Austin Trust Company and Gabe Thornhill. The previous owners retained a minority interest in the Company after the sale.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within three months from the date of the financial statements, to be cash equivalents.

Revenue Recognition

Securities Transactions
Customer security transactions are reported on a settlement date basis with the related commission income and expenses are recorded on the settlement date basis.

The Company does not carry, or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' account.

Investment advisory fees
Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees are contractual and are typically based on a percentage of assets managed based on the contract. 12b-1 fees related to investment advisory services are recorded as revenue when received.

Underwriting and Investment Banking
Investment banking revenues arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed, and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three or five years.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

For the purposes of U.S. federal and U.S. state tax returns, the Company is included as a component of Morr-BOC, LLC in its filings. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2014.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs.

Management Review

The Company has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (ASU's) issued by the Financial Accounting Standards Board (FASB).

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, *Revenue Recognition (Topic 606)*. This ASU provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of revenue recognition. The new standard, as initially released, would be effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 and early adoption would not be permitted. In July 2015, the FASB deferred the effective date of the new revenue standard by one year resulting in the new revenue standard being effective for fiscal years and interim periods beginning after December 15, 2017 and allowing entities to adopt one year earlier if they so elect. The new standard allows for two alternative implementation methods: the use of either (1) full retrospective application to each prior reporting period presented or (2) modified retrospective application in which the cumulative effect of initially applying the revenue standard is recognized as an adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the new standard in the first quarter of 2018 but has not yet determined the method by which the standard will be adopted. The Company is currently evaluating the impact of the standard on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize on its balance sheet a right-of-use asset and a lease liability under most operating leases. For private companies, the ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on its financial position, results of operations, or cash flows.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017 the Company had net capital, aggregate indebtedness and net capital requirements of $121,895, $50,073, and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

Note 4 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its primary clearing broker-dealer, Pershing LLC (Pershing), to provide execution and custody of security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $100,000.

Note 5 - Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at December 31, 2017. The Company has no financial assets or liabilities which are carried at fair value on a recurring basis.

Note 6 - Fixed Assets

Fixed assets consisted of the following at December 31, 2017:

Furniture and fixtures	$	32,680
Equipment and computers		9,918
Leasehold improvements		5,958
		48,556
Less: accumulated depreciation		(47,540)
	$	1,016

Depreciation expense totaled $950 for the year ended December 31, 2017.

Note 7 - Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's former parent, Austin Trust Company. During 2017, the Company signed a new office space lease for a 12 month term that commenced on July 1, 2017 and terminates on June 30, 2018. A summary of the total minimum lease payments under non-cancelable operating leases for office equipment follows:

Year Ending December 31,		Lease Commitment
2018	$	30,000
	$	30,000

Rental expense for these leases was $60,000 for the year ended December 31, 2017.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2017, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 8 - Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents.

The Company had one representative that contributed 57.19% of total revenues during 2017.

The Company had one other representative that contributed 19.56% of total revenues during 2017. This representative is no longer with the company as of September 2017.

Note 9 - Related Party Transactions

The Company leases office space with Austin Trust Company (Note 6). The Company is also allocated a portion of the occupancy and general and administrative expense based on approximate usage. In 2017, the Company made payments approximating $60,000 and $400, respectively, for such occupancy and general and administrative expenses.

During 2017, the Company received proceeds totaling $390,000 from Morr-BOC, LLC in exchange for 575,165 shares of its common stock. These purchases resulted in an increase in Moor-BOC, LLC's holdings in the Company from 98% at the end of 2016 to holdings of 99% at the end of 2017.

10 - Income Taxes

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(157,632)
Other differences		128
Change in corporate tax rates		232,587
Change in valuation allowance		(75,083)
Income tax provision	$	-

As of December 31, 2017, the Company had federal net operating loss carryforwards of approximately $1,789,000, which will expire in varying amounts beginning in 2027, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years. Effective January 1, 2018, the effective corporate income tax rate declined to 21% from 34% in 2017.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2017 are as follows:

Deferred tax assets (liabilities):		
Net operating loss deferred tax assets	$	373,783
Less valuation allowance		(373,783)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance decreased by $75,083 during the year ended December 31, 2017.

11 – Subsequent Events

In January 2018, the Company authorized a capital call in the amount of $250,000 to be funded to the Company by March 31, 2018.

THORNHILL SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Total shareholders' equity qualified for net capital	$	193,626
Deductions and/or charges		
Non-allowable assets and related liabilities:		
Receivables from non-customers		21,537
Fixed assets, net		1,016
Prepaid expenses, accounts receivable, deposits and other assets		45,622
Total deductions and/or charges		68,175
Net capital before haircuts on securities		125,451
Less:		
Haircuts on money market funds and investments		3,556
Total net capital	$	121,895
Aggregate indebtedness		
Accounts payable and accrued expenses	$	50,073
Total aggregate indebtedness	$	50,073
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	71,895
Ratio of aggregate indebtedness to net capital		0.41 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report		
filed with FINRA on January 24, 2018.	$	151,570
Difference between filed and calculated :		
Net adjustments		(29,675)
Net capital per audited financial statements	$	121,895

See notes to the financial statements and report of registered independent public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW
REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3**

To the Board of Directors of
  Thornhill Securities, Inc.:

We have reviewed management's statements, included in the accompanying the Thornhill Securities, Inc, Exemption Report, in which (1) Thornhill Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

Austin • Houston

Russell
Bedford

THORNHILL SECURITIES, INC.

Exemption Report

Thornhill Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under Rule 17 C.F.R § 240.15c-3-3;

(2) The Company met the identified exemption provisions in Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Thornhill Securities, Inc.

I, J. Brian Morrison affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By:

Title: Chairman/CEO

Date: February 28, 2018

336 South Congress Avenue, Suite 200
Austin, TX 78704
(512) 472-7171
Fax (512) 472-7180

MEMBER FINRA, SIPC

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Thornhill Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by Thornhill Securities, Inc. (the "Company") and the SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting the following differences:

Total commission income, as reported in the Company's Form SIPC-7 for the year ended		
December 31, 2017:	$	609,650
Audit adjustments:		
Net effect of audit adjustments on total commission income		(17,793)
Total commission income on the audited Form X-17A-5 for the year ended		
December 31, 2017	$	591,857
Total deductions, as reported in the Company's Form SIPC-7 for the year ended		
December 31, 2017:	$	114,969
Audit adjustments:		
Net effect of audit adjustments on total deductions		-
Total deductions on the audited Form X-17A-5 for the year ended		
December 31, 2017	$	114,969

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Austin • Houston

Russell
Bedford

PMB Helin Donovan

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

******

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Thornhill Securities
336 S Congress ave
finra
22333 December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Stockton (512) 472-7171

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$ 742
B. Less payment made with SIPC-6 filed (exclude interest) 10/22/17 Date Paid	(435)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 307

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ]
Total (must be same as F above) $ 307

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thornhill Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

BookKeeper
(Title)

Dated the 16th day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __609,650__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __104,938__

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. __10,031__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions __114,969__

2d. SIPC Net Operating Revenues $ __494,681__

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ __742__

(to page 1, line 2.A.)

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